UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 16, 2008

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Hadera Paper Ltd. (formerly, American Israeli Paper Mills Ltd., the “Company”) (AMEX:AIP) announced the results of a public offering in Israel of two new series of debentures (the “Public Offering”) pursuant to the report filed with the Israeli Securities Authority on July 14, 2008 and the shelf prospectus published by the Company in Israel on May 26, 2008.

        A summary of the results of the Public Offering is provided herein below. A copy of the press release issued by the Company on July 16, 2008, is attached hereto as Exhibit 1.

1.	The following securities were offered:

a.	Up to an aggregate principal amount of NIS 187.5 million of Series 3 debentures (approximately US$56.8 million) comprised of 187,500 units, 1,000 NIS par-value each, bearing an interest rate to be determined at an auction, which in any case shall not exceed 4.7%.

b.	Up to an aggregate principal amount of NIS 120.56 million of Series 4 debentures (approximately US$36.5 million) comprised of 120,560 units, 1,000 NIS par-value each, bearing an interest rate to be determined at an auction, which in any case shall not exceed 7.45%.

2.	The public auction was held on July 15, 2008.

3.	The Company had previously received undertakings from Israeli institutional investors to purchase 150,000 units out of the total of 187,500 units of the Series 3 debentures and 96,345 units out of the total of 120,560 units of Series 4 debentures.

4.	At the auction, the public (not including the Israeli institutional investors) requested to purchase approximately 2.4 times more units than the original contemplated number of units to be offered to the public.

5.	The results of the auction in respect to the Series 3 debentures:

a.	A total of 669 requests to purchase 264,425 units were made (including 43 requests from Israeli institutional investors to purchase 150,000 units).

b.	The interest rate was set at 4.65% (the “Series 3 Interest Rate”).

c.	29 requests of Israeli institutional investors to purchase 112,537 units of Series 3 debentures bearing an equal or lower interest rate than the Series 3 Interest Rate, were accepted in full.

d.	14 requests of Israeli institutional investors to purchase 37,465 units of Series 3 debentures bearing a higher interest rate than the Series 3 Interest Rate, were denied.

e.	503 requests of the public to purchase 29,126 units of Series 3 debentures bearing a lower interest rate than the Series 3 Interest Rate, were accepted in full.

f.	104 requests of the public to purchase 78,027 units of Series 3 debentures bearing the Series 3 Interest Rate, were accepted pro-rata, such that each purchaser received 58.749% of his request (rounded up to the nearest whole digit). Out of the total number of requests, a total of 45,837 units were accepted.

g.	19 requests of the public to purchase 7,270 units of Series 3 debentures bearing a higher interest rate than the Series 3 Interest Rate, were denied.

h.	An aggregate principal amount of NIS 187.5 million (approximately US$56.8 million) of Series 3 debentures shall be issued in return for NIS 187.5 million (approximately US$56.8 million).

i.	The first interest payment to be made on July 10, 2009 for the period commencing on July 16, 2008 and ending on July 9, 2009, shall be set at 4.5736%.

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6.	The results of the auction in respect to the Series 4 debentures:

a.	A total of 240 requests to purchase 129,291 units were made (including 35 requests from Israeli institutional investors to purchase 96,345 units).

b.	The interest rate was set at 7.45% (the “Series 4 Interest Rate”).

c.	25 requests of Israeli institutional investors to purchase 82,995 units of Series 4 debentures bearing a lower interest rate than the Series 4 Interest Rate, were accepted in full.

d.	10 requests of Israeli institutional investors to purchase 13,350 units of Series 4 debentures bearing the Series 4 Interest Rate, were accepted pro-rata, such that each purchaser received 42.13% of his request (rounded up to the nearest whole digit). Out of the total number of requests, a total of 5,625 units were accepted

e.	194 requests of the public to purchase 31,940 units of Series 4 debentures bearing a lower interest rate than the Series 4 Interest Rate, were accepted in full.

f.	11 requests of the public to purchase 1,006 units of Series 4 debentures bearing the Series 4 Interest Rate, were denied.

g.	An aggregate principal amount of NIS 120.56 million (approximately US$36.5 million) of Series 4 debentures shall be issued in return for NIS 120.56 million (approximately US$36.5 million).

h.	The first interest payment to be made on January 10, 2009 for the period commencing on July 16, 2008 and ending on January 9, 2009, shall be set at 3.6332%.

7.	The gross proceeds of the Public Offering are NIS 308.06 million (approximately US$93.5 million).

        The debentures to be offered as part of the Public Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: July 16, 2008

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EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated July 16, 2008.

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